Pricing Supplement To product supplement BA dated July 31, 2015, prospectus supplement dated July 31, 2015 and prospectus dated April 27, 2016	Pricing Supplement No. 2681BA Registration Statement No. 333-206013 Rule 424(b)(2)

Deutsche Bank

Structured Investments	Deutsche Bank AG $600,000 Notes Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar due May 7, 2019

General

•	The notes are designed for investors who seek a return at maturity linked to the performance of an equally weighted basket of currencies (the “Basket”) consisting of the Brazilian real, the Indian rupee, the Russian ruble and the South African rand (each, a “Basket Currency”) relative to the U.S. dollar (the “Reference Currency”). If the Basket Return is greater than or equal to zero (meaning that the Basket Currencies, as a whole, strengthen or remain unchanged relative to the U.S. dollar), investors will receive at maturity a return on the notes equal to the High Digital Return of 26.00%. If the Basket Return is less than zero (meaning that the Basket Currencies, as a whole, weaken relative to the U.S. dollar) but greater than or equal to -5.00%, investors will receive at maturity a return on the notes equal to the Low Digital Return of 6.00%. However, if the Basket Return is less than -5.00%, investors will receive at maturity $1,000 (the “Minimum Payment Amount”) per $1,000 Principal Amount of notes. The notes do not pay any coupons. Any payment on the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG due May 7, 2019

•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Principal Amount”) and integral multiples thereof.

•	The notes priced on April 29, 2016 (the “Trade Date”) and are expected to settle on May 4, 2016 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Principal Amount
Basket:	The notes are linked to an equally weighted basket consisting of the Brazilian real, the Indian rupee, the Russian ruble and the South African rand (each, a “Basket Currency,” and together, the “Basket Currencies”), relative to the U.S. dollar (“USD” or the “Reference Currency”).
	Basket Currency	Reference Currency	Fixing Source	Fixing Time	Initial Spot Rate	Basket Currency Weighting
	Brazilian real (“BRL”)	USD	Reuters Page “BRLPTAX=CBBR”	4:00 p.m. London time	3.4505	1/4
	Indian rupee (“INR”)	USD	Reuters RBIB Page	1:30 p.m. Mumbai time	66.5176	1/4
	Russian ruble (“RUB”)	USD	Reuters page “USDRUBFIXMP=WM”	10:00 a.m. London time	64.42504	1/4
	South African rand (“ZAR”)	USD	Reuters Page “WMRSPOT17”	4:00 p.m. London time	14.18075	1/4
Basket Return:	The percentage change in the Basket from the Initial Basket Level to the Final Basket Level, calculated as follows:

	Final Basket Level – Initial Basket Level
	Initial Basket Level
(Key Terms continued on next page)

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement, page PS-5 of the accompanying prospectus supplement and page 13 of the accompanying prospectus and “Selected Risk Considerations” beginning on page 8 of this pricing supplement.

The Issuer’s estimated value of the notes on the Trade Date is $972.00 per $1,000 Principal Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on page 3 of this pricing supplement for additional information.

By acquiring the notes, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the notes or the conversion of the notes into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the notes. Please see “Resolution Measures and Deemed Agreement” on page 4 of this pricing supplement for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees(1)	Proceeds to Issuer
Per Note	$1,000.00	$20.00	$980.00
Total	$600,000.00	$12,000.00	$588,000.00

(1) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, which we refer to as JPMS LLC, or one of its affiliates will act as placement agents for the notes. The placement agents will receive a fee from the Issuer of $20.00 per $1,000 Principal Amount of notes. Please see “Supplemental Plan of Distribution” in this pricing supplement for more information about fees.

The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other U.S. or foreign governmental agency or instrumentality.

JPMorgan

Placement Agent

April 29, 2016

(Key Terms continued from previous page)
High Digital Return:	26.00%
Low Digital Return:	6.00%
Minimum Payment Amount:	$1,000
Payment at Maturity:

•  If the Basket Return is greater than or equal to zero, you will receive a cash payment at maturity per $1,000 Principal Amount of notes calculated as follows:

Minimum Payment Amount + ($1,000 x High Digital Return)

•  If the Basket Return is less than zero but greater than or equal to -5.00%, you will receive a cash payment at maturity per $1,000 Principal Amount of notes calculated as follows:

Minimum Payment Amount + ($1,000 x Low Digital Return)

•  If the Basket Return is less than -5.00%, you will receive at maturity a cash payment equal to the Minimum Payment Amount for each $1,000 Principal Amount of notes.

In no case will the Payment at Maturity be less than the Minimum Payment Amount of $1,000 for each $1,000 Principal Amount of notes. Any Payment at Maturity, including payment of the Minimum Payment Amount, is subject to the credit of the Issuer.

Initial Basket Level:	100
Final Basket Level:	The Final Basket Level will be calculated as follows: 100 x [1 + (BRL Performance x 1/4) + (INR Performance x 1/4) + (RUB Performance x 1/4) + (ZAR Performance x 1/4)]
The BRL Performance, INR Performance, RUB Performance and ZAR Performance will each equal the Currency Performance of the respective Basket Currency against the U.S. dollar, expressed as a percentage.
Currency Performance:	For each Basket Currency, the Currency Performance (expressed as a percentage) will be calculated as follows:
Initial Spot Rate – Final Spot Rate
Initial Spot Rate

Because the Currency Performance is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Initial Spot Rate, the maximum positive Currency Performance for each Basket Currency, and as a result the maximum positive Basket Return, will equal 100%, but there is no comparable limit on the negative Currency Performance or the Basket Return. For each Basket Currency, the Currency Performance will be less than -100% if the Final Spot Rate is greater than 200% of the Initial Spot Rate.
Initial Spot Rate:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date
Final Spot Rate:	For each Basket Currency, the arithmetic average of the Spot Rates for such Basket Currency on each of the five Averaging Dates
Spot Rates:

The Spot Rate for the Brazilian real on each date of calculation will be the USD/BRL mid-spot rate, expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by the Banco Central do Brasil, which appears on Reuters Page “BRLPTAX=CBBR” or any successor page at approximately 1:15 p.m., Sao Paulo time, on such date of calculation.

The Spot Rate for the Indian rupee on each date of calculation will be the Indian rupee/U.S. dollar reference rate, expressed as the amount of Indian rupee per one U.S. dollar, for settlement in two business days, reported by the Reserve Bank of India, which appears on the Reuters Screen RBIB Page or any successor page at approximately 1:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

The Spot Rate for the Russian ruble on each date of calculation will be the U.S. dollar/ Russian ruble mid-spot rate at 10:00 a.m. London time, expressed as the amount of Russian rubles per one U.S. dollar, for settlement in one business day, as reported by the W.M. Company, which appears on Reuters page “USDRUBFIXMP=WM” or any successor page, on such date of calculation.

The Spot Rate for the South African rand on each date of calculation will be the U.S. Dollar/South African rand mid-spot rate at 4:00 p.m. London time, expressed as the amount of South African rand per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters page “WMRSPOT17” or any successor page, on such date of calculation.

For each Basket Currency, a higher Spot Rate indicates a weakening of such Basket Currency against the U.S. dollar, while a lower Spot Rate indicates a strengthening of such Basket Currency against the U.S. dollar.

Without limitation and in addition to any provisions in the accompanying product supplement, if any Spot Rate is unavailable (or is published in error), the Spot Rate for such Basket Currency may be selected by the calculation agent in good faith and in a commercially reasonable manner and/or the Averaging Dates may be postponed by up to five trading days.

Trade Date:	April 29, 2016
Settlement Date:	May 4, 2016
Averaging Dates[1]:	April 24, 2019, April 25, 2019, April 26, 2019, April 29, 2019 and April 30, 2019
Maturity Date[1]:	May 7, 2019
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A1NS6 / US2515A1NS69

1 Subject to adjustment as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Issuer’s Estimated Value of the Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Principal Amount of notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Resolution Measures and Deemed Agreement

On May 15, 2014, the European Parliament and the Council of the European Union adopted a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (commonly referred to as the “Bank Recovery and Resolution Directive”). The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to the European Single Resolution Board which, based on the European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”), works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities. Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the notes may be subject to any Resolution Measure by the competent resolution authority if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. By acquiring the notes, you will be bound by and deemed irrevocably to consent to the provisions set forth in the accompanying prospectus, which we have summarized below.

By acquiring the notes, you will be bound by and will be deemed irrevocably to consent to the imposition of any Resolution Measure by the competent resolution authority. Under the relevant resolution laws and regulations as applicable to us from time to time, the notes may be subject to the powers exercised by the competent resolution authority to: (i) write down, including to zero, any payment (or delivery obligations) on the notes; (ii) convert the notes into ordinary shares of (a) the Issuer, (b) any group entity or (c) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; and/or (iii) apply any other resolution measure including, but not limited to, any transfer of the notes to another entity, the amendment, modification or variation of the terms and conditions of the notes or the cancellation of the notes. We refer to each of these measures as a “Resolution Measure.” A “group entity” refers to an entity that is included in the corporate group subject to a Resolution Measure. A “bridge bank” refers to a newly chartered German bank that would receive some or all of our assets, liabilities and material contracts, including those attributable to our branches and subsidiaries, in a resolution proceeding.

Furthermore, by acquiring the notes, you:

•	are deemed irrevocably to have agreed, and you will agree: (i) to be bound by, to acknowledge and to accept any Resolution Measure and any amendment, modification or variation of the terms and conditions of the notes to give effect to any Resolution Measure; (ii) that you will have no claim or other right against us arising out of any Resolution Measure; and (iii) that the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the senior indenture dated November 22, 2006 among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, authenticating agent and registrar, as amended and supplemented from time to time (the “Indenture”), or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);

•	waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the paying agent, the issuing agent and the registrar (each, an “indenture agent”) for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or the indenture agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes; and

•	will be deemed irrevocably to have: (i) consented to the imposition of any Resolution Measure as it may be imposed without any prior notice by the competent resolution authority of its decision to exercise such power with respect to the notes; (ii) authorized, directed and requested The Depository Trust Company (“DTC”) and any direct participant in DTC or other intermediary through which you hold such notes to take any and all necessary action, if required, to implement the imposition of any Resolution Measure with respect to the notes as it may be imposed, without any further action or direction on your part or on the part of the trustee or the indenture agents; and (iii) acknowledged and accepted that the Resolution Measure provisions described herein and in the “Resolution Measures” section of the accompanying prospectus are exhaustive on the matters described herein and therein to the exclusion of any other agreements, arrangements or understandings between you and the Issuer relating to the terms and conditions of the notes.

This is only a summary, for more information please see the accompanying prospectus dated April 27, 2016, including the risk factors beginning on page 13 of such prospectus.

Additional Terms Specific to the Notes

You should read this pricing supplement together with product supplement BA dated July 31, 2015, the prospectus supplement dated July 31, 2015 relating to our Series A global notes of which these notes are a part and the prospectus dated April 27, 2016. When you read the accompanying product supplement and prospectus supplement, please note that all references in such supplements to the prospectus dated July 31, 2015, or to any sections therein, should refer instead to the accompanying prospectus dated April 27, 2016 or to the corresponding sections of such prospectus, as applicable, unless otherwise specified or the context otherwise requires. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement BA dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006061/crt_dp58308-424b2.pdf

•	Prospectus supplement dated July 31, 2015:

http://www.sec.gov/Archives/edgar/data/1159508/000095010315006048/crt-dp58161_424b2.pdf

•	Prospectus dated April 27, 2016:

http://www.sec.gov/Archives/edgar/data/1159508/000119312516559607/d181910d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, prospectus supplement and prospectus, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Are the Possible Payments at Maturity on the Notes, Assuming a Range of Hypothetical Performances for the Basket?

The following table illustrates a range of hypothetical payments at maturity on the notes and reflects the High Digital Return of 26.00%, the Low Digital Return of 6.00% and the Minimum Payment Amount of $1,000. The actual Payment at Maturity will be based on the Final Basket Level as determined on the Averaging Dates. The numbers appearing in the table and examples below may have been rounded for ease of analysis. You should consider carefully whether the notes are suitable to your investment goals.

Basket Return	Payment at Maturity	Return on Notes
100.00%	$1,260.00	26.00%
90.00%	$1,260.00	26.00%
80.00%	$1,260.00	26.00%
70.00%	$1,260.00	26.00%
60.00%	$1,260.00	26.00%
50.00%	$1,260.00	26.00%
40.00%	$1,260.00	26.00%
30.00%	$1,260.00	26.00%
25.00%	$1,260.00	26.00%
20.00%	$1,260.00	26.00%
15.00%	$1,260.00	26.00%
10.00%	$1,260.00	26.00%
5.00%	$1,260.00	26.00%
0.00%	$1,260.00	26.00%
-2.50%	$1,060.00	6.00%
-5.00%	$1,060.00	6.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the Payments at Maturity on the notes set forth in the table above are calculated.

Example 1: The Final Basket Level is greater than the Initial Basket Level (meaning that the Basket Currencies, as a whole, strengthen relative to the U.S. dollar), resulting in a Basket Return of 30.00%. Because the Basket Return is greater than zero, the investor receives a return equal to the High Digital Return of 26.00% and a Payment at Maturity of $1,260.00 per $1,000 Principal Amount of notes, calculated as follows:

Minimum Payment Amount + ($1,000 x High Digital Return)

$1,000 + ($1,000 x 26.00%) = $1,260.00

Example 2: The Final Basket Level is greater than the Initial Basket Level (meaning that the Basket Currencies, as a whole, strengthen relative to the U.S. dollar), resulting in a Basket Return of 5.00%. Because the Basket Return is greater than zero, the investor receives a return equal to the High Digital Return of 26.00% and a Payment at Maturity of $1,260.00 per $1,000 Principal Amount of notes, calculated as follows:

Minimum Payment Amount + ($1,000 x High Digital Return)

$1,000 + ($1,000 x 26.00%) = $1,260.00

Example 3: The Final Basket Level is equal to the Initial Basket Level (meaning that the Basket Currencies, as a whole, remain unchanged relative to the U.S. dollar), resulting in a Basket Return of 0.00%. Because the Basket Return is zero, the investor receives a return equal to the High Digital Return of 26.00% and a Payment at Maturity of $1,260.00 per $1,000 Principal Amount of notes, calculated as follows:

Minimum Payment Amount + ($1,000 x High Digital Return)

$1,000 + ($1,000 x 26.00%) = $1,260.00

Example 4: The Final Basket Level is less than the Initial Basket Level (meaning that the Basket Currencies, as a whole, weaken relative to the U.S. dollar), resulting in a Basket Return of -2.50%. Because the Basket Return is less than zero but greater than
-5.00%, the investor receives a return equal to the Low Digital Return of 6.00% and a Payment at Maturity of $1,060.00 per $1,000 Principal Amount of notes, calculated as follows:

Minimum Payment Amount + ($1,000 x Low Digital Return)

$1,000 + ($1,000 x 6.00%) = $1,060.00

Example 5: The Final Basket Level is less than the Initial Basket Level (meaning that the Basket Currencies, as a whole, weaken relative to the U.S. dollar), resulting in a Basket Return of -20.00%. Because the Basket Return is less than -5.00%, the investor receives a Payment at Maturity equal to the Minimum Payment Amount of $1,000.00 per $1,000 Principal Amount of notes.

Selected Purchase Considerations

•	POTENTIAL POSITIVE RETURN IS FIXED AND LIMITED — If the Basket Return is greater than or equal to zero, you will receive the High Digital Return of 26.00%, resulting in the maximum Payment at Maturity of $1,260.00 per $1,000 Principal Amount of notes. If the Basket Return is less than zero but greater than or equal to -5.00%, you will receive the Low Digital Return of 6.00%, resulting in a Payment at Maturity of $1,060.00 per $1,000 Principal Amount of notes. In no case will you receive more than the High Digital Return, regardless of any strengthening of the Basket Currencies relative to the Reference Currency, which could be significant. Any payment on the notes is subject to our ability to satisfy our obligations as they become due.

•	PRESERVATION OF CAPITAL AT MATURITY — You will be entitled to receive at least 100.00% of the Principal Amount of notes regardless of the performance of the Basket, provided that you hold the notes to maturity.

•	DIVERSIFICATION AMONG THE BASKET CURRENCIES — The return on the notes is linked to the performance of a basket of four equally weighted currencies – the Brazilian real, the Indian rupee, the Russian ruble and the South African rand – which we refer to collectively as the Basket Currencies, relative to the U.S. dollar, which we refer to as the Reference Currency. Accordingly, the level of the Basket will increase as the Basket Currencies, as a whole, strengthen relative to the U.S. dollar, and will decrease as the Basket Currencies, as a whole, weaken relative to the U.S. dollar.

•	TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments” the denomination currency of which is the U.S. dollar. Under this treatment, regardless of your method of accounting, (i) you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity, and (ii) any income recognized upon a taxable disposition of the notes (including payment at maturity) will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by contacting Deutsche Bank Structured Notes at 212-250-8830. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on a note.

Notwithstanding anything to the contrary in the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences — ‘FATCA’ Legislation,” under a recent IRS notice, withholding under FATCA will not apply to payments of gross proceeds (other than any amount treated as interest) of a taxable disposition of the notes occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA, including the availability of certain refunds or credits.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser concerning the application of U.S. federal income tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdictions.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or the Basket Currencies. In addition to these selected risk considerations, you should review the “Risk Factors” sections of the accompanying product supplement, prospectus supplement and prospectus.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE HIGH DIGITAL RETURN — If the Basket Return is greater than or equal to zero, for each $1,000 Principal Amount of notes, you will receive at maturity the Minimum Payment Amount plus the product of the Principal Amount and the High Digital Return of 26.00%, regardless of any strengthening of the Basket Currencies relative to the Reference Currency, which could be significant. Accordingly, the maximum Payment at Maturity is $1,260.00 per $1,000 Principal Amount of notes. You will receive a return reflecting the High Digital Return only if the Basket Return is greater than or equal to zero.

•	YOU WILL RECEIVE NEITHER THE LOW DIGITAL RETURN NOR THE HIGH DIGITAL RETURN IF THE BASKET PERFORMANCE IS LESS THAN -5.00% — If the Basket Currencies weaken relative to the U.S. dollar, resulting in a Basket Return that is less than -5.00%, you will receive neither the Low Digital Return nor the High Digital Return at maturity.

•	THE RETURN ON THE NOTES MAY BE ZERO AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — You will realize a positive return on the notes only if the Basket Return is greater than or equal to -5.00%. Even if the Basket Return is greater than or equal to -5.00%, the return on the notes at maturity may not be sufficient to compensate you for any opportunity cost, taking into account factors relating to the time value of money over the term of the notes.

•	THE NOTES DO NOT PAY ANY COUPONS — Unlike ordinary debt securities, the notes do not pay any coupons and do not guarantee any positive return of your investment at maturity.

•	THE NOTES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The notes are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes, and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

•	THE NOTES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations described above under “Resolution Measures and Deemed Agreement,” the notes are subject to the powers exercised by the competent resolution authority to impose Resolution Measures on us, which may include: writing down, including to zero, any claim for payment on the notes; converting the notes into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the notes to another entity, amending, modifying or varying the terms and conditions of the notes or cancelling the notes. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, in a German insolvency proceeding of the Issuer, certain specifically defined senior unsecured debt instruments would rank junior to, without constituting subordinated debt, all other outstanding unsecured unsubordinated obligations of the Issuer and would be satisfied only if all such other senior unsecured obligations of the Issuer have been paid in full. This prioritization would also be given effect if Resolution Measures are imposed on the Issuer, so that obligations under debt instruments that rank junior in insolvency as described above would be written down or converted into common equity tier 1 instruments before any other senior unsecured obligations of the Issuer are written down or converted. A large portion of our liabilities consist of senior unsecured obligations that either fall outside the statutory definition of debt instruments that rank junior to other senior unsecured obligations according to the Resolution Mechanism Act or are expressly exempted from such definition.

Among those unsecured unsubordinated obligations that are expressly exempted are money market instruments and senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment, or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priority introduced by the Resolution Mechanism Act would apply in German insolvency proceedings instituted, or when Resolution Measures are imposed, on or after January 1, 2017 with effect for debt instruments of the Issuer outstanding at that time. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the notes offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the notes differently. In a German insolvency proceeding or in the event of the imposition of Resolution Measures with respect to the Issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would bear losses after the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the notes if a Resolution Measure becomes applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the notes, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the notes following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the notes, under the Indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act. Furthermore, because the notes are subject to any Resolution Measure, secondary market trading in the notes may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the notes, you waive, to the fullest extent permitted by the Trust Indenture Act and applicable law, any and all claims against the trustee and the indenture agents for, agree not to initiate a suit against the trustee or the indenture agents in respect of, and agree that the trustee and the indenture agents will not be liable for, any action that the trustee or the indenture agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the notes. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

•	THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you and is expected to adversely affect the price at which you may be able to sell the notes in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•	INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE BASKET CURRENCIES — You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies or the Reference Currency. The Basket Return is based on the Currency Performances of each of the Basket Currencies, which are in turn based upon the formula set forth under “Key Terms” in this pricing supplement. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•	GAINS IN THE CURRENCY PERFORMANCES OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCES OF OTHER BASKET CURRENCIES — The return on the notes is linked to the performance of a basket composed of four equally weighted Basket Currencies relative to the Reference Currency. The Basket Return will be based on the return of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return that is less than zero. The Basket Return is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth under “Key Terms” in this pricing supplement. In addition, because the Currency Performance is calculated pursuant to such formula, there is no limit on the negative performance of any Basket Currency or the resulting negative Basket Return. Thus, the Currency Performance of a Basket Currency will be less than -100.00% if the Final Spot Rate for such Basket Currency is greater than 200.00% of its Initial Spot Rate. Due to the Currency Performance formula, even if one or more of the Basket Currencies were to strengthen significantly relative to the Reference Currency, that positive performance could be offset by a severe weakening of any of the other Basket Currencies. For example, if the Currency Performances of three Basket Currencies were each a positive 20.00%, and the Currency Performance of the fourth Basket Currency was a negative 190.00%, the Basket Return would equal -32.50%. In this scenario, investors will receive only the Minimum Payment Amount at maturity.

•	THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY BASKET CURRENCY STRENGTHENING, AND MAGNIFY ANY BASKET CURRENCY WEAKENING, RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance for each Basket Currency is calculated by dividing the difference between the applicable Initial Spot Rate and the applicable Final Spot Rate by the applicable Initial Spot Rate. However, another way to calculate the return of a Basket Reference Currency relative to the Reference Currency is to calculate the return that would be achieved by converting the Basket Currency into the Reference Currency at the Initial Spot Rate on the Trade Date and then on the relevant Averaging Dates, converting back into the Basket Currency at the Final Spot Rate (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Initial Spot Rate and the Final Spot Rate by the Final Spot Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be greater than a conversion return equation if the Basket Currency strengthens relative to the Reference Currency, and will always be smaller than in a conversion return equation if the Basket Currency weakens relative to Reference Currency. As a result, any strengthening of a Basket Currency relative to the Reference Currency will be diminished, while any weakening of a Basket Currency relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Spot Rate of a Basket Currency relative to the Reference Currency is 1.0, if the Spot Rate for such Basket Currency were to decrease (meaning that such Basket Currency strengthens relative to the Reference Currency) to a Final Spot Rate of 0.9, the Currency Performance would be 10.00%. However, the conversion return for a Final Spot Rate of 0.9 would be 11.11%. Conversely, if the Spot Rate for such Basket Currency relative to the Reference Currency were to increase (meaning that such Basket Currency weakens relative to the Reference Currency) to a Final Spot Rate of 1.1, the Currency Performance would be -10.00%. However, the conversion return for a Final Spot Rate of 1.1 would be only -9.09%.

•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the notes will be exposed to currency exchange rate risk with respect to the Basket Currencies and the Reference Currency. The Basket Return will depend on the extent to which the Basket Currencies, as a whole, strengthen or weaken against the Reference Currency, calculated based on the respective exchange rates between the Basket Currencies and the Reference Currency. Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the home country of each Basket Currency, as well as economic and political developments in the home country of the Reference Currency. Additionally, the volatility of the currency exchange rates between the Basket Currencies and the Reference Currency could affect the value of the notes.

Of particular importance to currency exchange rate risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rates;

•	political, civil or military unrest;

•	the balance of payments between the countries that use the Basket Currencies and the countries that use the U.S. dollar; and

•	the extent of governmental surpluses or deficits in the countries that use the Basket Currencies and the countries that use the U.S. dollar.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the countries that use the Basket Currencies, the countries that use the U.S. dollar and other countries important to international trade and finance.

•	LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies relative to the Reference Currency and, consequently, the value of, and return on, the notes.

•	CURRENCY MARKETS MAY BE VOLATILE — The notes are linked to the performances of the Brazilian real, the Indian rupee, the Russian ruble and the South African rand, as the Basket Currencies, relative to the U.S. dollar, as the Reference Currency, and investors should consider factors that could affect the Basket Currencies or the Reference Currency during the term of the notes. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rates of the Basket Currencies and, therefore, the value of your notes in varying ways.

•	THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The Basket Currencies are currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of, and your return on, the notes.

•	CURRENCY EXCHANGE RATE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of such a crisis than others, with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, could affect the value of the Basket Currencies relative to the Reference Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate in the future or inhibit such fluctuations, which could have a material adverse effect on the performance of the Basket Currencies relative to the Reference Currency and, thus, the value of the notes.

•	IF THE LIQUIDITY OF ONE OR MORE OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivative contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of one or more of the Basket Currencies on the Averaging Dates would likely have an adverse effect on the Final Spot Rates of such Basket Currencies, and therefore, adversely affect the return on your notes. Limited liquidity relating to the Basket Currencies may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performances of such Basket Currencies using its normal means. The resulting discretion by the calculation agent in determining the Currency Performances of such Basket Currencies could, in turn, result in potential conflicts of interest.

•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates between the Basket Currencies and the Reference Currency and, therefore, the value of the notes.

•	THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES — Changes in the Basket Currencies and/or the Reference Currency during the term of the notes may not be reflected in the calculation of the Payment at Maturity. The Basket Return will be calculated only on the Averaging Dates and will be based on the Final Spot Rates of the Basket Currencies. As a result, the Basket Return may be less than zero even if the Basket Currencies have moved favorably relative to the Reference Currency at certain times during the term of the notes before moving to unfavorable levels on the Averaging Dates.

•	REGULATORY DEVELOPMENTS AND INVESTIGATIONS MAY RESULT IN CHANGES TO THE RULES OR METHODOLOGY USED TO DETERMINE THE SPOT RATE, WHICH MAY ADVERSELY AFFECT ANY PAYMENT ON THE NOTES — The methodologies used to determine the value of certain “benchmarks,” such as the Spot Rate, are the subject of recent national, international and other regulatory guidance, proposals for reform and investigations. These reforms or changes made in response to these investigations may cause those benchmarks to perform differently than in the past and may have other consequences that cannot be predicted. In addition, market participants may elect not to continue to participate in the administration of certain benchmarks if these reforms and investigations increase the costs and risks associated with those activities, which could cause changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks. Any of these changes could adversely affect the Final Spot Rates of the Basket Currencies, the value of the notes and any payment on the notes.

•	THE BASKET CURRENCIES OR THE REFERENCE CURRENCY MAY BE REPLACED BY ANOTHER CURRENCY FOLLOWING A SUCCESSION EVENT — If any Basket Currency or the Reference Currency is lawfully eliminated and such currency is replaced with, converted into, redenominated as, or exchanged for, another currency, or the relevant sovereign government of any Basket Currency or the Reference Currency divides into two or more countries or economic regions, each with a different lawful currency that is in use immediately after such event (each, a “Succession Event”), then any Basket Currency or Reference Currency may be replaced with such a successor currency. If any Basket Currency or the Reference Currency is replaced with a successor currency, your return on the notes will become subject to the performance of such successor currency instead. Such successor currency may not perform similarly to the Basket Currency or Reference Currency it replaced, which could adversely affect the value of, and your return on, the notes. The occurrence of a Succession Event and any consequent adjustments may materially and adversely affect the value of, and your return on, the notes.

•	HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE NOTES — It is impossible to predict whether the Spot Rates for any of the Basket Currencies will rise or fall. The actual performance of the Basket Currencies relative to the Reference Currency over the term of the notes may bear little relation to the historical exchange rates of the Basket Currencies relative to the Reference Currency and/or the hypothetical return examples set forth elsewhere in this pricing supplement.

•	Market disruptions and government actions, including those specifically affecting Deutsche Bank AG, may adversely affect your return — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the accompanying product supplement) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert one or more of the Basket Currencies into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside one or more of the Basket Currencies’ home countries to accounts outside such Basket Currencies’ home countries or (b) to deliver one or more of the Basket Currencies between accounts inside such Basket Currencies’ home countries or to a party that is a non-resident of such Basket Currencies’ home countries; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of one or more of the Basket Currencies’ home countries; any change in the laws or regulations, or official interpretations of such, in one or more of the Basket Currencies’ home countries; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in one or more of the Basket Currencies’ home countries; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the notes.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that one or more of the Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rates of the affected Basket Currencies as set forth under “Key Terms” in this pricing supplement and/or “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement, and such Spot Rates may differ substantially from the Spot Rates calculated based on the published exchange rates of such Basket Currencies in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return on the notes.

•	ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Principal Amount of notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-

prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE NOTES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. We or our affiliates intend to act as market makers for the notes but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which we or our affiliates are willing to buy the notes. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the Basket Currencies have strengthened relative to the Reference Currency since the Trade Date.

•	MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — While we expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Currencies relative to the Reference Currency;

•	the time remaining to the maturity of the notes;

•	the exchange rates and the volatility of the exchange rates between each Basket Currency and the Reference Currency;

•	interest rates and yields in the market generally and in the markets of the Basket Currencies and the Reference Currency;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Basket Currencies, the Reference Currency or the markets generally;

•	suspension or disruption of market trading of any of the Basket Currencies or the Reference Currency;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

During the term of the notes, it is possible that their value may decline significantly due to the factors described above even if the level of the Basket remains unchanged from the Initial Basket Level, and any sale prior to the Maturity Date could result in a substantial loss to you. You must hold the notes to maturity to receive the stated payout from the Issuer.

•	TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or our affiliates expect to hedge our exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Basket Currencies and/or the Reference Currency on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the Spot Rates of the Basket Currencies and, therefore, make it less likely that you will receive a positive return on your investment in the notes. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Currencies and/or the Reference Currency. To the extent we, JPMorgan Chase & Co. or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our, JPMorgan Chase & Co.’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the notes. Introducing competing products into the marketplace in this manner could adversely affect the exchange rate between the Basket Currencies and the Reference Currency, and the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

•	WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PERFORMANCE OF THE BASKET CURRENCIES AND THE VALUE OF THE NOTES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the exchange rate between the Basket Currencies and the Reference Currency and the value of the notes or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Basket Currencies.

•	POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the notes on any relevant date or time. The calculation agent also has some discretion as to how the calculations are made, in particular if any Spot Rate is not available (or is published in error) on an Averaging Date, and will be responsible for determining whether a Market Disruption Event has occurred. Any determination by the calculation agent could adversely affect the return on the notes.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates. The hedging or trading activities of our affiliates on or prior to the Trade Date or an Averaging Date could adversely affect the Spot Rates and, as a result, could adversely affect your return on the notes at maturity.

Historical Information

The following tables and graphs show the historical exchange rates for each of the Basket Currencies against the U.S. dollar. In each case, the tables use exchange rates that are based on Bloomberg L.P. quotations for historical high and low exchange rates and Bloomberg L.P. end-of-day quotations for the period-end dates, while the graphs use daily exchange rates that are based on Bloomberg L.P. end-of-day quotations. The following tables show the historical high, low and period-end exchange rates for the period from January 2, 2006 through April 29, 2016, and the graphs following each exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the same period. The numbers appearing in the tables below may have been rounded for ease of analysis.

The historical data set forth below are for illustrative purposes only and are not indicative of the future values of the Spot Rates, the future performances of the Basket Currencies or the Basket Return. We cannot give you any assurance that the Basket Return will be greater than or equal to zero. Any historical upward or downward trend in the exchange rates set forth in the following graphs during any period set forth below is not an indication that the Spot Rates or the Basket Return is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following graphs, for each Basket Currency, a higher exchange rate indicates a weakening of the relevant Basket Currency relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of the relevant Basket Currency relative to the U.S. dollar.

The daily exchange rates published by Bloomberg L.P. are not calculated in the same way as the Spot Rates for the Basket Currencies, and may differ from such Spot Rates. We will not use Bloomberg quotations to determine the applicable Spot Rate for any of the Basket Currencies.

Brazilian Real

Historical High, Low and Period-End Exchange Rates

January 2, 2006 through April 29, 2016

(expressed as units of Brazilian reais per U.S. dollar)

Brazilian Real	High	Low	Period End
2006	2.4035	2.0510	2.1364
2007	2.1640	1.7269	1.7800
2008	2.6202	1.5545	2.3145
2009	2.4501	1.6968	1.7445
2010	1.9153	1.6442	1.6613
2011	1.9549	1.5290	1.8668
2012	2.1384	1.6890	2.0516
2013	2.4549	1.9419	2.3621
2014	2.7600	2.1832	2.6576
2015	4.2478	2.5493	3.9608
2016 (through April 29, 2016)	4.1720	3.4294	3.4358

Past performance is not indicative of future performance.

Indian Rupee

Historical High, Low and Period-End Exchange Rates

January 2, 2006 through April 29, 2016

(expressed as units of Indian rupees per U.S. dollar)

Indian Rupee	High	Low	Period End
2006	47.0450	44.0200	44.2700
2007	44.7040	39.1737	39.4125
2008	50.6050	39.2058	48.8025
2009	52.1800	45.8050	46.5250
2010	47.7450	43.9750	44.7050
2011	54.3050	43.8550	53.0650
2012	57.3275	48.6087	54.9950
2013	68.8450	52.8900	61.8000
2014	63.8875	58.3350	63.0437
2015	67.1275	61.2950	66.1537
2016 (through April 29, 2016)	68.7887	66.0712	66.3300

Past performance is not indicative of future performance.

Russian Ruble

Historical High, Low and Period-End Exchange Rates

January 2, 2006 through April 29, 2016

(expressed as units of Russian rubles per U.S. dollar)

Russian Ruble	High	Low	Period End
2006	28.7420	26.1475	26.3255
2007	26.9350	24.2322	24.6006
2008	29.9423	23.0584	29.4027
2009	36.5584	28.6271	30.0350
2010	31.9455	28.9107	30.5370
2011	32.8935	27.1543	32.1370
2012	34.1451	28.8442	30.5250
2013	33.5878	29.8356	32.8696
2014	79.1688	32.8285	60.7360
2015	74.3525	48.1365	72.5209
2016 (through April 29, 2016)	85.9573	63.9923	64.76710

Past performance is not indicative of future performance.

South African Rand

Historical High, Low and Period-End Exchange Rates

January 2, 2006 through April 29, 2016

(expressed as units of South African rand per U.S. dollar)

South African Rand	High	Low	Period End
2006	7.9780	5.9450	7.0060
2007	7.5976	6.4295	6.8625
2008	11.8723	6.7106	9.5250
2009	10.7270	7.2276	7.3980
2010	8.0801	6.5577	6.6291
2011	8.6072	6.5437	8.0900
2012	9.0092	7.4025	8.4735
2013	10.5828	8.4110	10.4926
2014	11.8150	10.2728	11.5706
2015	16.0543	11.2575	15.4685
2016 (through April 29, 2016)	17.9169	14.1152	14.2302

Past performance is not indicative of future performance.

Retrospective Performance of the Basket

The following graph shows the retrospective performance of the Basket from January 2, 2006 through April 29, 2016, assuming that the Final Basket Level on April 29, 2016 was 100 and the Basket Currency Weightings were as specified on the cover page of this pricing supplement. The Basket closing level on any day during this period is calculated as if such day were an Averaging Date (except that the Initial Basket Level would be 250.76 on January 2, 2006 if we assume the Final Basket Level on April 29, 2016 was 100). The retrospective Basket Return is based on Bloomberg end-of-day quotations of the Basket Currencies and the graph below is a reflection of such quotations.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMS LLC or one of its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer of $20.00 per $1,000 Principal Amount of notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the authenticating agent, acting on behalf of the trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of January 1, 2016, filed as an exhibit to the opinion of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and the authentication of the notes by the authenticating agent and the validity, binding nature and enforceability of the Indenture with respect to the trustee, all as stated in the opinion of

Davis Polk & Wardwell LLP dated as of January 1, 2016, which has been filed by the Issuer on Form 6-K dated January 4, 2016.